Katherine Murphy Work History

2017 - Present
Self employed and Board Member of Boostly, Inc. As a Board Member Katherine provides regular oversight and support to the company.

2013 - 2015
MBA Graduate, Organizational Behavior and Human Resource Management, Brigham Young University